FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

The following are excerpts from the transcript of DuPont de Nemours, Inc.’s earnings call held on January 30, 2020 and a portion of the earnings slides.

I continue to be excited about the value creation potential of our transaction with IFF and have confidence in the strong strategic logic for this combination. As a proof point, we have already heard from several large customers about their excitement over the portfolio breadth and technology depth of the new combined company.

As you can see on slide 20, we have already begun working on the integration and a rigorous process is being run to ensure this goes smoothly. As you know, DuPont, and the N&B team specifically, has a lot of experience in this area starting 10 years ago with the integration of Danisco into DuPont and then more recently executing the complex integration of the Dow and FMC portfolios with our business in addition to the internal combination of the former Nutrition and Health and Industrial BioSciences businesses. We know how to do this and will execute the same playbook that has worked so well for us in the past. Some of the key short term milestones that have already been completed are the establishment of the Executive Steering Team and the appointment of leaders for key workstreams including Separation and Integration, carve financials, IT separation and stand-up, legal entity work, and talent selection. The teams at both IFF and N&B are well staffed and I am confident we will stay on track with our plans.

Yes, so let me go back, maybe just high-level to the IFF transaction and just talk about that a moment also. You all have done the math and I read it all your reports. But you just do the math, IFF as it stands right now and RemainCo DuPont trades at about eight times. So, I think this will play out. Just on the IFF transaction as we get closer to it. I would also mention, I really believe and we’re hearing this from our customers. Pretty broadly that we’ve created the de facto leading platform in the industry. By way, it’s incumbent upon us and IFF to elegantly pull this merger off with each other and we will do that. I know we have to prove that to everybody, I understand that. But IFF also trades at a discount to the top peer set in the industry by about 500 basis points. So, I think there is great leverage here in creating this phenomenal company, both the value we’re getting initially out of it and the value that can be created over the next couple of years with that transaction, but having still said that we trade at eight times of RemainCo.

Look, the way I would answer it is very similar to what we did with IFF. ….But just going back to the transaction, we already announced. We don’t have to worry about that. In that we think we’re creating long-term great value by creating the de facto world leader in that industry and that’s the type the things we’re looking at.

N&B & IFF Update Significant Milestones Achieved Key Activities Underway Agreement announced on December 15, 2019 Separation & integration planning across 12 workstreams IFF’s largest shareholder agreed to vote in favor of the transaction Carve-out financials Integration leaders named: IT separations and stand-up IFF: Richard O’Leary (previously IFF CFO) DuPont: Angela Naef (previously DuPont Legal entity structure work N&B Technology & Innovation leader) Talent selection Delivering on commitment to create shareholder value through portfolio management 20